UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  _______________

                                 AMENDMENT NO. 2

                                        To

                                   SCHEDULE 13D

                                       Under

                        THE SECURITIES EXCHANGE ACT OF 1934

                                  _______________


                        ROANOKE ELECTRIC STEEL CORPORATION
                                 (Name of Issuer)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                    769841 10 7
                                  (CUSIP Number)

                                  _______________


                            Donald G. Smith, President
                        Roanoke Electric Steel Corporation
                                  P. O. Box 13948
                           Roanoke, Virginia 24038-3948
                                  (703) 342-1831

                          (Name, Address and Telephone
                           Number of Person Authorized to
                           Receive Notices and Communications)

                                  _______________


                                   May 31, 1994
                         (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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          Check the following box if a fee is being paid with the
          statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               CUSIP No. 769841 10 7
          ______________________________________________________________

          (1)  Name of Reporting Person.
               S.S. or I.R.S. Identification Nos.
               of Above Person

               HOLLINS COLLEGE CORPORATION             54-0506314

          ______________________________________________________________

          (2)  Check the Appropriate Box if a Member   (a) [ ]
               of a Group (See Instructions)           (b) [X]
          ______________________________________________________________

          (3)  SEC Use Only
          ______________________________________________________________

          (4)  Source of Funds (See Instructions)


          ______________________________________________________________

          (5)  Check if Disclosure of Legal Proceedings       [ ]
               is Required Pursuant to Items 2(d) or 2(e)
          ______________________________________________________________

          (6)  Citizenship or Place of Organization

               Commonwealth of Virginia
          ______________________________________________________________

          Number of Shares         (7)  Sole Voting
               Beneficially Owned          Power       290,919 shares
               by Each Reporting   _____________________________________
               Person With
                                   (8)  Shared Voting
                                           Power       0 shares
                                   _____________________________________

                                   (9)  Sole Dispositive
                                           Power       290,919 shares
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                                   _____________________________________

                                   (10) Shared Dispositive
                                           Power            0 shares
          ______________________________________________________________

          (11) Aggregate Amount Beneficially Owned
               by Each Reporting Person                290,919 shares
          ______________________________________________________________

          (12) Check if the Aggregate Amount in Row          [ ]
               (11) Excludes Certain Shares (See
               Instructions)

          ______________________________________________________________

          (13) Percent of Class Represented by Amount
               in Row (11)
                                                            5.47%
          ______________________________________________________________

          (14) Type of Reporting Person (See
               Instructions)
                                                            CO
          ______________________________________________________________

          ITEM 1.   Security and Issuer

               The class of securities to which this statement relates is Common Stock, no par value, of Roanoke Electric Steel Corporation ("RESCO"), a Virginia corporation. RESCO's address is P.O. Box 13948, Roanoke, Virginia 24038-3948.


          ITEM 2.   Identity and Background

               This statement is being filed on behalf of Hollins
          College Corporation ("Hollins"), a Virginia corporation, which is a four-year women's college. The address of Hollins' principal business and its principal office is 7916 Williamson Road, Roanoke, Virginia 24020.

               Hollins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Hollins has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Hollins being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   Source and Amount of Funds or Other Consideration

               Not applicable. This report is being filed to report a decrease in the number of shares of RESCO Common Stock beneficially owned by Hollins and a change in the nature of such beneficial ownership from shared voting and dispositive power to sole voting and dispositive power.


          ITEM 4.   Purpose of Transaction

               Not applicable.


          ITEM 5.   Interest in Securities of the Issuer

               (a) Hollins is the beneficial owner of 290,919 shares of RESCO Common Stock, which represents 5.47% of RESCO's issued and outstanding Common Stock.

               (b) Hollins has sole voting power and sole dispositive power with respect to the 290,919 shares of RESCO Common Stock of which it is the beneficial owner.

               (c) Hollins has had no transactions in RESCO Common Stock during the past sixty days. Hollins has, since its last filed
          Schedule 13D, had two dispositions which resulted in a 1% or greater decrease in its beneficial ownership of RESCO Common Stock. The first such disposition involved the sale of an aggregate of 25,000 shares of RESCO Common Stock, at a price of $15.00 per share, on September 10, 1985 and September 11, 1985, which reduced Hollins' percentage of beneficial ownership of RESCO Common Stock from 8.48% to 7.42% as of September 11, 1985. The second such disposition was the sale of 10,000 shares of RESCO Common Stock, at a price of $14.75 per share, on October 8, 1986, which reduced Hollins' percentage of beneficial ownership to 6.30% as of that date. All such sales were effected through registered broker-dealers on the open market.

               (d) Not applicable.

               (e) Not applicable.


          ITEM 6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect to Securities of the
                    Issuer

               None.


          ITEM 7.   Material to Be Filed as Exhibits

               None.

                                     SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 5/31/94
                                        ___________________________
                                                  (Date)


                                        HOLLINS COLLEGE CORPORATION


                                        By /s/Timothy J. Hill
                                          _________________________
                                             Timothy J. Hill
                                             Vice President

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